(Formerly Rockwell Ventures Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED FEBRUARY 28, 2009,
NINE MONTHS ENDED FEBRUARY 29, 2008
AND YEAR ENDED MAY 31, 2007
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Statements

The consolidated financial statements, the notes thereto and other financial information contained in the Annual Report have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of Rockwell. The financial information presented elsewhere in the Annual Report is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG Inc, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ Dr. John Bristow	/s/ Desmond Morgan

Dr. John Bristow	Desmond Morgan
Director, Chief Executive Officer	Chief Financial Officer

Report on Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Rockwell Diamonds Inc.

We have audited the accompanying consolidated balance sheets of Rockwell Diamonds Inc. and subsidiaries as of February 28, 2009 and 2008, the related consolidated income statements, the statements of changes in equity, the cash flow statements for each of the years in the three-year period ended February 28, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Diamonds Inc. and subsidiaries as of February 28, 2009 and 2008, the results of its operations and its cash flows for each of the years in the three-year period ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 17 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant losses from operations in the current year and continues to incur losses subsequent to year end and has a risk that cash and working capital will not be sufficient to fund the continuing losses that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 4 to the financial statements, the Company has adopted new accounting policies for capital disclosures, financial instruments disclosures and presentation, going concern disclosures and inventories as required by the Canadian Institute of Chartered Accountants.

/s/ KPMG Inc.

KPMG Inc.
Registered Accountants and Auditors
Bloemfontein, Republic of South Africa
11 September 2009

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	February 28, 2009	February 29, 2008
ASSETS

Current assets
Cash and cash equivalents	$3,997,807	$19,623,847
Accounts receivable	1,131,026	631,446
Restricted cash (note 7(a))	2,698,719	13,335,124
Trade receivable from a related party (note 13)	3,490,725	593,434
Inventory (note 5)	3,719,919	3,465,853
Prepayments	61,775	946,858
	15,099,971	38,596,562

Property, plant and equipment (note 6)	59,569,186	64,831,636
Mineral property interests (note 7)	28,894,477	25,247,937
Other assets and deposits (note 10)	139,140	3,200,112
Reclamation deposits (note 9)	2,659,642	1,816,877

	$106,362,416	$133,693,124

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 16)	$3,540,880	$–
Accounts payable and accrued liabilities	4,832,038	4,420,212
Amounts owing pursuant to acquisition (note 7(e))	–	294,402
Due to related parties (note 13)	193,655	49,604
Income taxes	456,046	890,332
Current portion of capital lease obligations (note 8)	5,440,181	6,847,751
	14,462,800	12,502,301

Long-term liabilities
Capital lease obligations (note 8)	3,284,596	7,955,548
Due to related parties (note 13)	383,330	–
Future income taxes (note 14)	12,126,000	12,430,100
Reclamation obligation (note 9)	3,802,655	1,755,820
	19,596,581	22,141,468

Non-controlling interest (note 7)	1,882,009	11,934,548

Shareholders' equity
Share capital (note 11)	119,952,532	112,095,390
Warrants (note 11(c))	1,693,197	1,693,197
Contributed surplus	4,167,304	2,332,882
Accumulated other comprehensive loss	(13,409,383)	–
Deficit	(41,982,624)	(29,006,662)
	70,421,026	87,114,807
Continuance of operations and going concern (note 1)
Commitments relating to mineral property interest (note 7)
Contingencies (notes 18)
Subsequent events (note 19)

	$106,362,416	$133,693,124

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Dr. John Bristow	/s/ William J. Fisher

Dr. John Bristow	William J. Fisher
Director, Chief Executive Officer	Director

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		Nine months
	Year ended	ended	Year ended
	February 28,	February 29,	May 31,
	2009	2008	2007

Revenue
Rough diamonds sales	$34,330,078	$35,863,214	$8,117,647
Contract diamond sales	–	174,892	1,967,889
Other sales	303,399	111,202	17,792
	34,633,477	36,149,308	10,103,328
Cost of sales
Cost of rough diamonds sales	(25,113,363)	(22,581,613)	(7,206,389)
Cost of contract diamond sales	–	(148,658)	(1,768,353)
Amortization and depletion	(11,287,197)	(6,533,941)	(2,074,415)
Operating profit (loss)	(1,767,083)	6,885,096	(945,829)

Expenses
Accretion of reclamation obligation (note 9)	1,072,389	464,316	55,471
Exploration	498,739	604,169	1,371,351
Foreign exchange gain	(350,485)	(751,315)	(3,580,364)
Interest on capital leases	1,592,001	1,289,385	433,125
Interest expense	3,009,680	270,976	103,031
Legal, accounting and audit	1,863,261	790,725	691,759
Office and administration	3,489,460	2,697,077	2,993,453
Shareholder communications	453,489	198,985	200,574
Stock-based compensation - exploration (note 11(b))	629,347	514,892	41,372
Stock-based compensation - administration (note 11(b))	1,205,075	1,311,423	38,251
Travel and conferences	605,812	654,705	666,194
Transfer agent	250,878	544,232	176,530
	14,319,646	8,589,570	3,190,747
Other items
Write-off of accounts receivable	291,063	18,360	224,942
Loss on disposal of equipment	364,918	402,411	94,621
Loss on disposal of mineral property (note 7(f))	203,339	–	–
Interest income	(2,672,021)	(1,118,396)	(372,149)
Convertible note accretion expense	–	–	2,363,808
Loss on early extinguishment of convertible promissory notes	–	–	137,957
Write-down of assets (note 3(i))	2,590,958	–	–
Write-down of marketable securities	–	–	1
	778,257	(697,625)	2,449,180

Loss before income taxes	16,864,986	1,006,849	6,585,756
Current income tax expense (note 14)	7,000	179,290	–
Future income tax (recovery) expense (note 14)	(3,347,000)	2,261,110	(635,773)
Loss before non-controlling interest	13,524,986	3,447,249	5,949,983
Non-controlling interest	(549,024)	5,955,779	415,159
Loss for the period	12,975,962	9,403,028	6,365,142
Other comprehensive loss (note 3(k))	13,409,383	–	–
Total comprehensive loss	$26,385,345	$9,403,028	$6,365,142

Basic and diluted loss per common share	$0.05	$0.05	$0.11

Weighted average number of
common shares outstanding	237,924,152	196,428,551	55,418,242

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Accumulated Comprehensive Loss and Deficit
(Expressed in Canadian Dollars)

	Year ended	Nine months ended	Year ended
	February 28	February 29	May 31
	2009	2008	2007

Accumulated other comprehensive loss
Balance at beginning of the period	$–	$–	$–
Comprehensive loss on currency translation of previously integrated operations	(13,409,383)	–	–
Balance at end of the period	$(13,409,383)	$–	$–

Deficit
Balance at beginning of the period	$(29,006,662)	$(19,603,634)	$(13,238,492)
Loss for the period	(12,975,962)	(9,403,028)	(6,365,142)
Balance at end of the period	$(41,982,624)	$(29,006,662)	$(19,603,634)

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Year ended February 28		Nine months ended February 29		Year ended May 31
		2009		2008		2007

Share capital	Number of shares		Number of shares		Number of shares
Balance at beginning of the period	223,755,854	$112,095,390	186,976,219	$88,903,530	23,694,776	$11,857,649
Share purchase options exercised at $0.40 per share	–	–	107,917	43,167	9,167	3,734
Share purchase options exercised at $0.42 per share	–	–	145,000	60,900	–	–
Private placement November 2006, net of issue costs at $0.47 per share	–	–	–	4,160	42,000,000	19,784,230
Private placement May 2007, net of issue costs at $0.47 per share	–	–	–	–	116,007,154	54,184,270
Private placement January 2008, net of issue costs at $0.60 per share	–	–	24,101,526	13,860,916	–	–
Interest consideration for convertible promissory at $0.60 per share notes	–	–	–	–	1,734,127	1,045,000
Interest consideration for credit facility at $0.61 per share	–	–	–	–	1,939,562	1,182,869
Interest consideration for loan at $0.55 per share	–	–	–	–	497,993	273,896
Commission consideration for private placement at $0.52 per share	–	–	–	–	1,093,440	568,588
Commission consideration for private placement at $0.60 per share	–	–	500,000	300,000	–	–
Warrants exercised at $0.60 per share	–	–	2,400,000	1,440,000	–	–
Consideration for acquisition of property net of issue cost at $0.78 per share (note 7(b))	–	–	7,848,663	6,081,842	–	–
Consideration for additional interest of operating mines net of issue cost at $0.55 per share
(note 7(b))	14,285,715	7,857,142	–	–	–	–
Consideration for property finders fees at $0.78 per share	–	–	1,676,529	1,307,693
Fair value of stock options allocated to shares issued on exercise	–	–	–	93,182	–	3,294
Balance at end of the period	238,041,569	$119,952,532	223,755,854	$112,095,390	186,976,219	$88,903,530

Warrants
Broker warrants issued as consideration for private placement, beginning and
end of period		$1,693,197		$1,693,197		$1,693,197

Contibuted surplus
Balance at beginning of the period		$2,332,882		$599,749		$523,420
Stock-based compensation (note 11(b))		1,834,422		1,826,315		79,623
Fair value of stock options allocated to shares issued on exercise		–		(93,182)		(3,294)
Balance at end of the period		$4,167,304		$2,332,882		$599,749

Accumulated other comprehensive loss
Balance at beginning of the period		$–		$–		$–
Comprehensive loss on currency translation of previously integrated operations		(13,409,383)		–		–
Balance at end of the period		$(13,409,383)		$–		$–

Deficit
Balance at beginning of the period		$(29,006,662)		$(19,603,634)		$(13,238,492)
Loss for the period		(12,975,962)		(9,403,028)		(6,365,142)
Balance at end of the period		$(41,982,624)		$(29,006,662)		$(19,603,634)

TOTAL SHAREHOLDERS' EQUITY		$70,421,026		$87,114,807		$71,592,842

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

		Nine months
	Year ended	ended	Year ended
	February 28,	February 29	May 31,
Cash provided by (used in):	2009	2008	2007

Operating activities
Loss for the period	$(12,975,962)	$(9,403,028)	$(6,365,142)
Items not affecting cash
Accretion of reclamation obligation	1,072,389	464,316	55,471
Amortization and depletion	8,347,837	4,460,323	1,196,682
Amortization of capital lease equipment	2,939,360	2,073,618	877,733
Write-down of assets	2,590,958	–	–
Write-off of accounts receivable	291,063	18,360	224,942
Write-down of marketable securities	–	–	1
Loss on early extinguishment of convertible promissory note	–	–	137,957
Convertible note accretion expense	–	–	2,363,808
Stock-based compensation (note 11(b))	1,834,422	1,826,315	79,623
Loss on disposal of equipment	364,918	402,411	94,621
Future income tax (recovery) expense	(3,347,000)	2,261,110	(635,773)
Provision for site reclamation	–	230,622	(474,024)
Unrealized foreign exchange gain	(768,117)	(2,967,105)	(3,320,085)
Non-controlling interest	(549,024)	5,955,779	415,159
Changes in non-cash working capital items
Accounts receivable	(790,642)	1,074,612	(920,522)
Amounts due to and from related parties	(2,369,910)	245,819	6,074,609
Inventory	(123,266)	(861,169)	(508,110)
Prepayments	885,083	1,758,863	(2,672,073)
Accounts payable and accrued liabilities	411,826	(40,710)	(3,485,300)
Income taxes	(434,286)	(787,455)	(872,950)
Cash provided by (used in) operating activities	(2,620,351)	6,712,681	(7,733,373)

Investing activities
Acquisition of Durnpike Investments (Pty) Limited, net of cash acquired	–	–	(8,293,413)
Overdraft assumed on acquisition of Durnpike Investments, net	–	–	(1,201,297)
Acquisition of Saxendraift Mines (Pty) Limited	(10,652,026)	–	–
Amounts paid pursuant to acquisition (note 7(e))	(294,402)	–	–
Restricted cash	10,636,405	–	(15,642,120)
Purchase of equipment and mineral properties	(12,687,176)	(21,003,124)	(6,981,270)
Proceeds received on disposal of equipment	310,944	1,034,620	263,010
Other assets and deposits	3,060,972	313,337	(3,481,259)
Reclamation deposits	(842,765)	(778,811)	(63,760)
Cash used in investing activities	(10,468,048)	(20,433,978)	(35,400,109)

Financing activities
Principal repayments under capital lease obligations	(6,078,521)	(5,964,113)	(2,678,965)
Common shares and warrants issued for cash, net of issue costs	–	15,709,143	76,234,018
Amounts received (paid) to related parties	–	(1,559,697)	(872,735)
Amounts paid pursuant to property acquisition	–	(7,466,565)	2,885,509
Repayment of credit facility	–	–	(11,000,000)
Drawdown of credit facility	3,540,880	–	11,000,000
Repayment of convertible promissory notes	–	–	(9,500,000)
Issuance of convertible promissory notes	–	–	9,500,000
Repayment of loans payable to related parties	–	–	(12,474,500)
Loans payable to related parties	–	–	12,474,500
Cash provided by (used in) financing activities	(2,537,641)	718,768	75,567,827

Increase (decrease) in cash and cash equivalents during the period	(15,626,040)	(13,002,529)	32,434,345

Cash and cash equivalents, beginning of period	19,623,847	32,626,376	192,031

Cash and cash equivalents, end of period	$3,997,807	$19,623,847	$32,626,376

Interest paid on facilities during the period	$3,009,680	$270,976	$103,031
Interest paid on capital leases	1,592,001	1,289,385	433,125
Interest received	2,672,021	1,118,396	372,149
Income taxes paid during the period	434,511	787,455	872,950

Supplemental disclosure of non-cash investing and financing activities:
Issuance of warrants - consideration for private placement	$–	$–	$1,693,197
Issuance of common shares - consideration for private placement	–	300,000	568,588
Issuance of common shares - interest on convertible promissory notes	–	–	1,045,000
Issuance of common shares - interest on credit facility	–	–	1,456,764
Issuance of commons shares as consideration for acquisition of property (note 7(b))	7,857,143	6,081,842	–
Issuance of common shares as consideration for property finders fees	–	1,307,693	–
Fair value of stock options allocated to shares issued upon exercise	–	93,182	3,295

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

1.	CONTINUANCE OF OPERATIONS AND GOING CONCERN

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production and the acquisition and exploration of natural resource properties. The Company’s principal mineral property interests are located in South Africa.

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (''GAAP''). The going concern basis of presentation assumes that Rockwell will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

The Company incurred losses of $13 million during the year ended February 28, 2009 and continues to incur losses subsequent to year end. Although the Company has reduced costs substantially, sales of diamonds have also decreased. The risk that cash and working capital will not be sufficient to fund the continuing losses indicates that a material uncertainty exists which may cast substantial doubt on the ability of the Company to continue as a going concern. The directors believe that the Company will continue as a going concern for the fiscal year 2010 due to the following:

	•	At year end, the Company’s current assets exceeded its current liabilities by $0.6 million and the Company’s total assets exceeded its total liabilities by $70.4 million.
•

The cash flow forecasts for the fiscal year 2010 indicate that additional funds of US$4 million will be required to enable the Company to continue as a going concern. The additional funding was calculated on the assumption that volumes remain constant with current production, with the new plant still operating at below 50% capacity, prices remaining at current depressed levels, which are 55% below pre crisis levels and the South African Rand remains at current levels relative to the United States and Canadian dollar.

The directors have commenced plans to raise financing, and the following plans have been considered to raise these funds:

•	Private placement
•	Prospectus
•	Rights offering

The directors have started the process towards exercising either a rights offering or a private placement, and have identified and communicated with current investors and potential new investors to ensure that the desired investment is raised.

Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern. Should the Company and its subsidiaries be unsuccessful in raising the additional funds of US$4 million, they may be unable to realise their assets and discharge their liabilities in the normal course of business. If the going concern basis is not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company, its subsidiaries and its variable interest entities where the Company has been determined to be the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. At February 28, 2009, of the $3,997,807 (2008 – $19,623,847) cash and cash equivalents held by the Company, $3,626,750 (ZAR 28,689,082) (2008 – $15,698,068 (ZAR 124,095,041)) were held in South African Rand (“ZAR”), and $371,057 (2008 – $3,925,779) in Canadian Dollars.

	(b)	Revenue recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured.

	(c)	Trade accounts receivables

Trade accounts receivables are recorded at the invoiced amount less an estimate made for doubtful accounts based on a review of all outstanding amounts on a quarterly basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

	(d)	Inventory

Rough diamond inventory is recorded at the lower of production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realizable value. Appropriate provisions are made for redundant and slow-moving items.

	(e)	Property, plant and equipment

Plant and equipment are stated at cost less accumulated amortization. Assets are amortized on a straight-line method over the estimated useful lives of the related assets, which are as follows:

Processing plant and equipment	4 – 10 years
Office equipment	6 years
Vehicles and light equipment	5 years

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007 (Expressed in Canadian Dollars unless otherwise stated)

Repairs and maintenance expenditures are charged to operations as incurred. Significant improvements and major replacements which extend the useful life of the asset are capitalized as incurred.

(f)           Mineral property interests

The acquisition costs of mineral properties are capitalized until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Such acquisition costs are amortized over the estimated life of the property, based on the unit of production method, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreed terms for the mineral property interest.

Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Exploration expenditures incurred subsequent to the mining operations which do not increase production or extend the life of operations are expensed in the period incurred.

Administrative expenditures are expensed in the period incurred.

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less write-downs, and does not necessarily reflect present or future values.

An impairment review of mineral property interests is carried out when there is an indication that these may be impaired by comparing the carrying amount of the interest to its estimated recoverable amount. Where the recoverable amount is less than the carrying amount an impairment charge is included in expenses in order to reduce the carrying amount of mineral property interest to its fair value.

(g)           Financial instruments

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

•	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings.

•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

In accordance with these policies, the Company has classified its financial instruments as follows:

•	Cash and cash equivalents and restricted cash are classified as held for trading financial instruments and are measured at fair value.

•	Accounts receivable and trade receivable from a related party are classified as loans and receivables and are measured initially at fair value and subsequently measured at amortized cost.

•

Accounts payable and accrued liabilities, bank indebtedness, amounts owing pursuant to acquisition and balances payable to related parties are classified as other financial liabilities and are measured initially at fair value and subsequently measured at amortized cost.

•

Reclamation deposits invested in interest bearing money market linked investments are classified as available-for-sale securities and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income (loss). During the period there were no unrealized gains or losses relating the reclamation deposits as the carrying amounts approximate the fair value.

(h)           Site closure and reclamation obligations

The Company recognizes any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.

These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in the statement of operations.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

(i)           Impairment of long-lived assets

Long-lived assets, including mineral properties, property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized. Previously recognized impairment losses are not reversed if the fair value subsequently increases.

As at February 28, 2009, the Company completed an impairment analysis which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets” as well as EIC-126, “Accounting by Exploration Companies for Exploration Costs” and AcG-11, “Enterprises in the Development Stage”. The Company prepared cash flow forecasts for the mine and development projects using price assumptions reflecting prevailing diamond prices and analysts' consensus forecasts, current life-of-mine plans and forecast operating cost profiles. The analysis was based on the life of mining properties, using long-term price assumptions of US$968, US$824 and US$604 per carat for the Saxendrift, Klipdam and Holpan mines respectively as well as a long-term foreign exchange of US$1 to ZAR 8.8. Sales and production volumes were set at 20% below forecast. Other assumptions used in determining whether impairment existed include: (a) Inflation rate of 5%, (b) Prime lending rate of 12%, (c) Finance lease periods of 36 months, (d) No increases in salaries and wages, (e) Royalty payments of 5%, (f) Fuel and oil increases of 2.5%, and (g) Electricity increases of 27.5% .

The undiscounted cashflows were greater than the carrying value of the long lived assets and thus, a comparison to fair value was not required.

The Company identified a portion of assets at Saxendrift, H.C. Van Wyk, and Durnpike whose net asset values did not accurately reflect the expected benefits of their remaining useful lives. These assets were written down by a total amount of $2,590,958.

Management estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

(j)           Variable interest entities

Variable interest entities (“VIE”) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The Company consolidates the accounts of VIEs where it has been determined that the Company is the primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

(k)           Foreign currency translation

During the year, the Company classified its foreign operations as self-sustaining operations due to the Company reaching a stage in the development of its foreign operations where the foreign subsidiaries are now able to fund their operations from internally generated cash flows. In prior years, these foreign subsidiaries were considered integrated due to funding provided by the parent to fund its operations. The tax effected loss on changing non-monetary assets and liabilities from the historical exchange rate to the current rate was $13,499,733. During the year, an additional income of $90,350 was recorded, resulting in an accumulated other comprehensive loss on translation of self-sustaining foreign operations of $13,409,383.

Self-sustaining operations are foreign operations that are financially and operationally independent of the reporting enterprise such that the exposure to exchange rate changes is limited to the reporting enterprise's net investment in the foreign operation and which have a functional currency different from the entity. Assets and liabilities of self-sustaining operations are translated into the reporting currency at the exchange rate in effect at the balance sheet date. Revenue and expense items (including depreciation and amortization) are translated into the reporting currency at the exchange rate in effect on the dates on which such items are recognized in income during the period or appropriate averages.

For a self-sustaining operations exchange gains or losses are presumed not to have a direct effect on the activities of the reporting enterprise and are incorporated in the financial statements of the reporting enterprise as a separate component of shareholders equity. However, as the Company’s functional currency is the Canadian dollar gains or losses on translation are recorded in other comprehensive income (loss), which is a separate component of shareholders equity.

(l)           Share capital

Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the Toronto Stock Exchange (“TSX”) on the date of issue or as otherwise provided under the terms of the agreement to issue the shares. Share issue costs are deducted from share capital.

(m)           Stock-based compensation

The Company has a share option plan which is described in note 11(b). The Company records all stock-based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable, and are charged to operations over the vesting period, with an offsetting amount to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(n)           Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values,

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o)           Loss per share

Basic income (loss) per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted income (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income (loss) per share assumes that the proceeds receivable upon exercise of dilutive share purchase options and warrants are used to repurchase common shares at the average market price during the period.

Diluted loss per share has not been presented separately as the effect of outstanding options and warrants would be anti-dilutive for all periods presented.

(p)           Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of long lived assets, rates for depletion and amortization, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(q)           Comprehensive Income (Loss)

Comprehensive income (loss) is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net income (loss), such as unrealized gains or losses on available-for-sale investments. Certain gains and losses that would otherwise be recorded as part of net income (loss) are to be presented in other accumulated comprehensive income (loss) until it is considered appropriate to recognize into net income (loss). Accumulated other comprehensive income (loss) is presented as a new category in shareholders’ equity.

(r)           Comparative figures

Prior years’ comparative figures have not been reclassified to conform to the presentation adopted for the current year.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

4.           CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

Effective March 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance. As at February 28, 2009, the Company is not subject to externally imposed capital requirements other than its restricted cash (note 7(a)) and its overdraft facility (note 16).

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest- bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the year ended February 28, 2009 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2010 as disclosed in note 1.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The carrying value of the Company’s cash and cash equivalents, accounts receivable, restricted cash, trade receivable from a related party, reclamation deposits, bank indebtedness, accounts payable and accrued liabilities and due to/from related parties approximate their fair values.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

Aside from the financial assets mentioned above, the carrying amounts of the Company's other financial assets approximate their fair values. The following tables show the estimated fair values of the financial assets:

	Estimated fair value as at
	February 28, 2009	February 29, 2008

Cash and equivalents	$3,997,807	$19,623,847
Restricted cash	2,698,719	13,335,124
Held for trading	$6,696,526	$32,958,971

Accounts receivable	$1,131,026	$631,446
Trade receivable from a related party	3,490,725	593,434
Loans and receivables	$4,621,751	$1,224,880

Reclamation deposits	$2,659,642	$1,816,877
Available for sale financial assets	$2,659,642	$1,816,877

Total financial assets	$13,977,919	$36,000,728

The fair value of marketable securities and investments and reclamation deposits represents the market value of quoted investments.

The fair values of financial liabilities are as follows:

	Estimated fair value as at
	February 28, 2009	February 29, 2008

Bank Indebtedness	$3,540,880	$–
Accounts payable and accrued liabilities	4,832,038	4,420,212
Amounts due to a related party	576,985	49,604
Amounts owing pursuant to acquisition	–	294,402
Capital lease obligations	8,724,777	14,803,299
Income tax liability	456,046	890,332
	$18,130,726	$20,457,849

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and diamond price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying value, which approximates fair value, of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company's minimize its credit risk by settling the receivables on its diamond sales in the month following the sale.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. As discussed in note 1, the Company is confident that it will be able to raise sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

The following are the contractual maturities of financial liabilities at carrying values (excluding interest payments):

February 28, 2009	Carrying	Contractual	2010	2011	2012
	amount	cash flow

Accounts payable and	$4,832,038	$4,832,038	$4,832,038	$–	$–
accrued liabilities
Due to related parties	576,985	576,985	193,655	383,330	–
Bank indebtedness	3,540,880	3,540,880	3,540,880	–	–
Capital lease obligations	8,724,777	9,537,062	6,570,081	2,860,859	106,122
Income tax liability	456,046	456,046	456,046	–	–

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

February 29, 2008	Carrying	Contractual	2009	2010	2011
	amount	cash flow

Accounts payable and	$4,420,212	$4,420,212	$4,420,212	$–	$–
accrued liabilities
Amounts due to related	49,604	49,604	49,604	–	–
parties
Capital lease obligations	14,803,299	16,832,458	8,385,013	6,087,834	2,389,611
Income tax liability	890,332	890,332	890,332	–	–

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The exposure of the Company’s cash and cash equivalents, restricted cash, accounts receivable and amounts due from related parties to foreign exchange risk is as follows:

Currency	February 28, 2009	February 29, 2008
South African Rand	$10,082,048	$16,362,773
Other	19,649	1,127,790
Total Financial Assets	$10,101,697	$17,490,563

The exposure of the Company’s bank indebtedness, accounts payable and accrued liabilities, amounts due to related parties and capital lease obligations to foreign exchange risk is as follows:

Currency	February 28, 2009	February 29, 2008
South African Rand	$16,853,686	$18,909,003
Total Financial Liabilities	$16,853,686	$18,909,003

Sensitivity analysis:

A 10 percent change of the Canadian dollar against the ZAR at February 28, 2009 would have changed net loss by $659,120. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

The Company has capital lease obligations with several financial institutions as detailed in note 8. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

Sensitivity analysis:

A 10 percent change of the prime rate for the year ended February 28, 2009 would have changed net loss by $159,200. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds.

For the past several months, the international diamond market has softened as a consequence of the credit crunch and the volatility and uncertainty in the banking and financial market sectors. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds.

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

(iii)      Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The Company’s assessment and disclosure of its ability to continue as a going concern are disclosed in note 1.

(iv)       Inventories (Section 3031)

In June 2007, the CICA issued Section 3031 – “Inventories” which replaces Section 3030 and establishes standards for the measurement and disclosure of inventories. This section applies to fiscal years beginning on or after January 1, 2008. The main features of the new section are:

•	Measurement at the lower of cost and net realizable value;

•	Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, assigned by using a specific identification of their individual costs;

•	Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories; and

•	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

Upon adoption of this standard, the Company concluded that there were no material differences between the new standard and the Company’s current accounting policy for its diamond and supplies inventory as disclosed in note 3 (d).

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

(b)	Accounting Policies Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

	(ii)	Goodwill and Intangibles – Section 3064

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to the Company’s 2010 fiscal year. Section 3064 is not expected to have a significant impact on the financial statements.

	(iii)	EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

	(iv)	EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The standard is effective for the first quarter of fiscal 2010 and is required to be applied retrospectively without restatement of prior periods. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

	(v)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

5.	INVENTORY

	As at	As at
	February 28, 2009	February 29, 2008
Rough diamond inventory	$1,845,986	$830,780
Mine supplies	1,873,933	2,635,073
Total inventory	$3,719,919	$3,465,853

As at February 28, 2009, rough diamond inventory was valued at net realizable value.

6.	PROPERTY, PLANT AND EQUIPMENT

	As at February 28, 2009
	Cost	Accumulated	Net book
		Amortization and	value
		Impairments
Land and buildings	$5,822,677	$228,591	$5,594,086
Processing plant and equipment	52,090,193	15,102,720	36,987,473
Processing plant and equipment under capital lease
obligation	21,374,971	5,931,733	15,443,238
Office equipment	859,678	302,618	557,060
Vehicles and light equipment	1,579,592	592,263	987,329
Vehicles and light equipment under capital lease
obligation	–	–	–
	$81,727,111	$22,157,925	$59,569,186

	As at February 29, 2008
	Cost	Accumulated	Net book
		amortization	value
Land	$3,936,092	$–	$3,936,092
Processing plant and equipment	35,421,362	1,474,746	33,946,616
Processing plant and equipment under capital lease	27,850,217	2,961,508	24,888,709
obligation
Office equipment	815,209	8,476	806,733
Vehicles and light equipment	1,389,566	259,538	1,130,028
Vehicles and light equipment under capital lease
obligation	154,323	30,865	123,458
	$69,566,769	$4,735,133	$64,831,636

The group’s bankers have registered two notarial general covering bonds of ZAR 10 million ($1,264,000) over all loose assets on the property of the farm Holpan, Barkley West, Northern Cape.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS

	As at	As at
Acquisition Costs	February 28, 2009	February 29, 2008

H.C. Van Wyk Diamonds and Klipdam Mining

Balance, beginning of period	$25,247,936	$24,121,854
Acquisition costs	55,746	1,822,138
Foreign exchange adjustments	(7,321,972)	–
Financial, legal, advisory, and other fees	–	4,216
Site closure and reclamation obligation recognized	–	230,622
Future income tax liability	6,390,327	419,050
Change in future income tax rate	(201,415)	–
Depletion of mineral properties during the period	(1,796,639)	(1,349,944)
H.C. Van Wyk and Klipdam, end of period	22,373,983	25,247,936

Ricardo Property	–	1

Saxendrift Mine

Balance, beginning of period	–	–
Acquisition costs	5,295,754	–
Foreign exchange adjustments	(178,144)	–
Future income tax liability	1,990,181	–
Depletion of mineral properties during the year	(587,297)	–
Saxendrift Mine (Pty) Ltd, end of period	6,520,494	–

Balance, end of period	$28,894,477	$25,247,937

(a)	Acquisition of Saxendrift Mine (Pty) Ltd.

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd. (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), was the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The MORO includes:

	•	the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;

	•	a series of large remnant alluvial diamond terraces;

	•	the plant, machinery, equipment and other movable assets owned and/or used by THO;

	•	certain employees of THO; and

	•	a rehabilitation liability which will be taken over by the Company.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

On April 11, 2008 the Company completed the MORO acquisition. Registration and transfer of Saxendrift Mine Pty (Ltd) and the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects were obtained. In March 2009, the Niewejaarskraal mining rights were acquired subsequent to year end.

The results of the Saxendrift operations have been included in the consolidated financial statements since the date of acquisition. The following table summarizes the total purchase consideration of the Saxendrift assets:

	Amount	Amount
	(ZAR)	($)
Cash consideration	73,536,000	$9,618,508
Acquisition costs and other	4,912,895	642,607
Other commitments	2,988,619	390,911
Total purchase consideration	81,437,514	$10,652,026

The total acquisition price has been allocated to the net assets acquired and liabilities assumed of Saxendrift as follows:

	Amount	Amount
	(ZAR)	($)
Inventory	1,000,000	$130,800
Plant and equipment	47,750,000	6,245,700
Other assets	100	12
Mineral property interests	40,487,414	5,295,754
Reclamation obligation	(7,800,000)	(1,020,240)
	81,437,514	$10,652,026

The allocation of purchase price is based on management’s estimates of the fair value of the assets acquired and liabilities assumed at the date of acquisition, April 11, 2008.

Effective July 1, 2008, a Black Economic Empowerment (“BEE”) group, Liberty Lane Investments (Pty) Ltd (“Liberty Lane”) acquired a shareholding of 26% by subscribing for shares in Saxendrift. The acquisition by Liberty Lane was financed via loans provided by Rockwell RSA to Liberty Lane. The Company has determined that its 74% interest in Saxendrift qualifies as a variable interest entity (“VIE”) due to certain voting arrangements required under the Saxendrift shareholders agreement. The Company has also determined the Company is the primary beneficiary of the VIE as it is most closely related to the activities and has primary exposure to the expected losses of the VIE. Consequently, the Company has consolidated 100% of the results of operations of Saxendrift since the date of acquisition. Upon full repayment of the outstanding loans by Liberty Lane, the Company will reduce the consolidation of Saxendrift’s results of operations to 74%.

The Company continues to maintain good standing with its BEE partner and is operating under the terms of its BEE agreement, including the appointment of a director to its Board.

As at February 28, 2009, the Company has a commitment to pay ZAR27.5 million ($3.4 million) in cash to Trans Hex for the remaining Niewejaarskraal mining rights and part of the Remhoogte-Holsloot projects. The Company has placed $2.7 million in trust toward application of this remaining payment and will be released to Transhex upon the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

(b)	Acquisition of Durnpike Investments (Pty) Limited

On January 31, 2007, the Company completed the acquisition of Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company (“Acquisition”). Durnpike holds an interest in respect of and/or rights in the four alluvial diamond properties in South Africa and the Democratic Republic of Congo. These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the Democratic Republic of Congo and Galputs Minerale Project in South Africa.

Pursuant to the Durnpike Acquisition Definitive Agreement, the Company:

•

Acquired all of the shares and loans in Durnpike for consideration of ZAR 39.8 million ($6.1 million), payable in common shares of the Company. The Company issued 7,848,663 Common Shares and also issued 1,676,529 Common Shares as finder fees relating to the Durnpike acquisition. The common shares were issued on November 30, 2007.

•

The ZAR consideration does not include payment in respect of the Kwango River Project, which payment stands to be made by the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company.

The Holpan/Klipdam Property and the Wouterspan Property were initially owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust held 99% of HC Van Wyk Diamonds Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam was owned by nominees of the Van Wyk Trust, HCVW and Klipdam, and were collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”). To facilitate Durnpike’s initial acquisition of 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”), the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million (Cdn$7.8 million) and committed to pay an additional ZAR30 million ($4.5 million) to the Van Wyk Trust on July 7, 2007. This loan was secured by a pledge of Durnpike’s Acquisition Interest. The payment of ZAR30 million was made to the Van Wyk Trust in June 2007.

Durnpike also had the option to increase its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW for the amount of ZAR1 million ($160,000) and (b) introducing a ZAR24 million ($3.9 million) working capital loan into VWDG. These conditions were met in January 2007.

On January 31, 2007, all the conditions precedent to the completion of the Acquisition as per the Definitive Agreement were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa.

During the year ended May 31, 2007, a black economic empowerment (“BEE”) group, African Vanguard Resources (Pty) Ltd., the holding company of Richtrau No 136 (Pty) Ltd, purchased 15% of the VWDG from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million).

The Company also entered into an Exchange Agreement with the Van Wyk Trust to acquire the remaining shareholding of VWDG for ZAR60 million ($7.6 million), payable in Common Shares. On March 1, 2008, the Company ratified the Exchange Agreement and increased its ownership of HCVW and Klipdam by 34%, resulting in an 85% interest, by issuing 14,285,715 common shares of

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

the Company pursuant to the Definitive Agreement and thereby reducing the non-controlling interest to 15%. On June 1, 2008, the BEE group increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in HCVW and Klipdam, thereby reducing the Company’s interest to 74%. This additional 11% is at a subscription price of ZAR17.5 million and is funded by Rockwell RSA, a subsidiary of the Company. Consequently, the Company has consolidated 85% of the results of operations of HCVW and Klipdam until the outstanding loans by the BEE group are fully repaid, at which time the Company will then reduce the consolidation of HCVW and Klipdam’s results of operations to 74%.

(c)	Kwango River Project – Democratic Republic of Congo

Pursuant to the Durnpike Acquisition Definitive Agreement, the Company had to incur US$7 million on a feasibility study on the Kwango River Project by August 31, 2007. This deadline was extended to February 29, 2008 at no cost and could be further extended to December 31, 2008 by payment of US$1 million in Common Shares.

Durnpike’s interest in the Kwango River Project in the DRC was constituted by an agreement concluded during 2006 (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook several obligations in favour of Durnpike including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. These royalties took the form of a series of recurring minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007).

During the first quarter of 2008, pursuant to an amending agreement to the Midamines Agreement, the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331). As part of such amending agreement, Midamines waived its right to payment of the abovementioned US$1,200,000 royalty payment on December 31, 2007. Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike cancelled the Midamines Agreement and claimed damages.

Midamines has subsequently disputed Durnpike’s entitlement to cancel the Midamines Agreement and has demanded payment of US$1,200,000 as well as other amounts which have not yet been determined. Midamines has threatened to refer the dispute to arbitration and to join Rockwell as party thereto, but no formal referral to arbitration has as yet been forthcoming.

(d)	Galputs Minerale Project

As provided for in the Durnpike Acquisition Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project (“Galputs”). In order for the Company to fully control the Galputs minerals rights, the South African Department of Minerals and Energy (“DME”) had to give its final written approval to transfer of the shares of Galputs from Virgilia Investments Inc. to the Company on or

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

before May 31, 2008. Since no written approval had been received from the DME by May 31, 2008, the provisions of the agreement shall not be enforced and as a result all parties have been restored to a position prior to entering the agreement.

(e)	Makoenskloof property, South Africa

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. The Makoenskloof property is located on the north bank of the Middle Orange River ("MOR"). As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

In December 2007, Makoenskloof property was placed on care and maintenance in order for management to evaluate the results of the bulk sampling activities which had taken place up until the end of November 2007.

In April 2007 the Company, entered into an agreement in relation to its Makoenskloof property to purchase plant and equipment in the amount of ZAR21.3 million (approximately $3.2 million) from Folmink Delwery CC. As at February 29, 2008 the Company was committed to pay the remaining consideration of ZAR2.3 million ($294,402) and completed the payment of the final consideration in August 2008.

(f)	Disposal of Minera Ricardo

During the period ended August 31, 2008, the Company sold its 100% interest in certain mineral exploration and exploitation concessions in the Calama Mining District in Chile known as the Ricardo Property through the sale of all its shares in Minera Ricardo Resources Inc. S.A. (“Minera Ricardo”) to Hunter Dickinson Acquisitions Inc., a company with a director and officer in common, for a nominal price of $1, resulting in a loss of $203,339.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

8.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three to four year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

	As at	As at
	February 28, 2009	February 29, 2008
ELB Finance	$–	$105,418
Stannic	883,409	2,093,869
Wesbank	81,779	319,236
Nedbank	178,092	1,842,519
Komatfin	7,581,497	10,442,257
	$8,724,777	$14,803,299

Capital lease obligations as detailed above are secured over plant and equipment and are repayable, on average, in 36 monthly installments. Interest is charged at rates of between 12.00% to 12.75% per annum linked to the prevailing prime rate of the relative financial institution mentioned above.

Future minimum lease payments are as follows:

	As at	As at
	February 28, 2009	February 29, 2008
2009	$–	$8,385,013
2010	6,570,081	6,087,834
2011	2,860,859	2,389,611
2012	106,122	–
Total minimum lease payments	9,537,062	16,862,458
Less: interest portion	(812,285)	(2,059,159)
Present value of capital lease obligations	8,724,777	14,803,299
Current portion	5,440,181	6,847,751
Non-current portion	$3,284,596	$7,955,548

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

9.          RECLAMATION OBLIGATION

The continuity of the provision for reclamation costs related to the Holpan, Wouterspan, Klipdam and Saxendrift mines, are as follows:

	As at	As at
	February 28, 2009	February 29, 2008

Holpan, Wouterspan and Klipdam

Balance, beginning of period	$1,755,820	$1,361,557
Changes during the period:
Reclamation obligation recognized (expenditure incurred)	(10,274)	230,622
Foreign exchange on reclamation	–	(300,675)
Accretion expense	944,789	464,316
Balance, end of period	$2,690,335	$1,755,820

Saxendrift

Balance, beginning of period	$–	$–
Changes during the period:
Reclamation obligation recognized	984,720	–
Foreign exchange on reclamation	–	–
Accretion expense	127,600	–
Balance, end of period	$1,112,320	$–-

Total reclamation obligation, end of period	$3,802,655	$1,755,820

The rehabilitation provision is based on an independent professional surveyor’s measurement of those mined areas which need to be rehabilitated at year-end.

These measurements determine the volume of material needed to reclaim the mined areas. The liability is calculated by applying a cost of ZAR4.00 ($0.51) for each cubic meter measured, and has been determined with reference to plant, fuel and labour usage and has been found acceptable by the Department of Mineral and Energy Affairs.

As required by regulatory authorities, at February 28, 2009, the Company had cash reclamation deposits totaling $2,659,642 (2008 – $ 1,816,877) comprised of $1,654,589 (2008 – $ 1,816,877) for the Holpan, Wouterspan and Klipdam mine and $1,005,053 (2008 – Nil) for the Saxendrift mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 9.5% to 11% per annum. These investments have been ceded as security in favour of the guarantees the bank issued on behalf of the group (note 16).

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

10.	OTHER ASSETS AND DEPOSITS

	As at	As at
	February 28, 2009	February 29, 2008

Loans receivable (a)	$-	$3,045,110
Other assets	3,068	-
Refundable security deposits	136,072	155,002
Total other assets and deposits	$139,140	$3,200,112

(a) Loans receivable in 2008 was represented by $830,194 receivable for the Saxendrift acquisition and $2,214,916 receivable from the BEE group.

11.	SHARE CAPITAL

	(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which no preferred shares have been issued.

	(b)	Share purchase options

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant options for up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each option is set by the board of directors at the time of grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

The continuity of share purchase options for the year ended February 28, 2009 is as follows:

	Exercise	Feb 29			Expired/	Feb 28
Expiry date	price	2008	Granted	Exercised	cancelled	2009
March 28, 2008	$0.50	150,000	–	–	150,000	–
July 10, 2010	$0.68	300,000	–	–	300,000	_
September 24, 2012	$0.62	5,903,000	–	–	1,666	5,901,334
November 14, 2012	$0.63	1,109,000	–	–	4,166	1,104,834
June 20, 2011	$0.45	–	1,150,000	–	200,000	950,000
		7,462,000	1,150,000	–	655,832	7,956,168

Weighted average exercise price		$0.62	$0.45	$–	$0.57	$0.60
Weighted average fair value of options granted during the period						$0.45

As at February 28, 2009, 4,987,445 of the options outstanding with a weighted average exercise price of $0.60 per share have vested with grantees.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

The continuity of share purchase options for the nine months ended February 29, 2008 is as follows:

	Exercise	May 31			Expired/	Feb 29
Expiry date	price	2007	Granted	Exercised	cancelled	2008
September 28, 2007	$0.40	107,917	–	107,917	–	–
February 29, 2008	$0.42	190,000	–	145,000	45,000	–
March 28, 2008	$0.50	150,000	–	–	–	150,000
July 10, 2010	$0.68	–	300,000	–	–	300,000
September 24, 2012	$0.62	–	5,905,500	–	2,500	5,903,000
November 14, 2012	$0.63	–	1,114,500	–	5,500	1,109,000
		447,917	7,320,000	252,917	53,000	7,462,000

Weighted average exercise price		$0.44	$0.62	$0.41	$0.45	$0.62
Weighted average fair value of options granted during the period						$0.62

As at February 29, 2008, 250,000 of the options outstanding with a weighted average exercise price of $0.57 per share had vested with grantees.

The continuity of share purchase options for the year ended May 31, 2007 is as follows:

	Exercise	May 31			Expired/		May 31
Expiry date	price	2006	Granted	Exercised	cancelled		2007
September 28, 2007	$0.40	115,417	–	5,833	1,667		107,917
February 29, 2008	$0.42	210,000	–	3,334	16,666		190,000
March 28, 2008	$0.50	150,000	–	–	–		150,000
		475,417	–	9,167	18,333		447,917

Weighted average exercise price		$0.44	$–	$0.41	$0.42		$0.44

Weighted average fair value of options granted during the year						$	Nil

As at May 31, 2007, 327,917 of the options outstanding with a weighted average exercise price of $0.40 per share had vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options granted have been reflected in the statement of operations as follows:

	Year ended	Nine Months ended	Year ended
	February 28	February 29	May 31
	2009	2008	2007
Exploration and engineering	$629,347	$514,892	$41,372
Operations and administration	1,205,075	1,311,425	38,251
Total compensation cost expensed to
operations, with the offset credited to	$1,834,422	$1,826,317	$79,623
contributed surplus

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

	2009	2008	2007
Risk free interest rate	4%	4%	4%
Expected life	3 years	4.8 years	2 years
Expected volatility	122%	111%	97%
Expected dividends	nil	nil	nil

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

(c)           Share purchase warrants

The continuity of share purchase warrants (each warrant exercisable into one common share) for the period ended February 28, 2009 is:

Expiry date	November 22, 2009	(i)	May 09, 2009	(ii)	May 09, 2009	(iii)
Balance, May 31, 2007	42,000,000		116,007,154		5,772,000
Issued	–		–		–
Exercised	2,400,000		–		–
Expired	–		–		–
Balance, February 29, 2008	39,600,000		116,007,154		5,772,000
Issued	–		–		–
Exercised	–		–		–
Expired	–		–		–
Balance, February 28, 2009	39,600,000		116,007,154		5,772,000

(i)

The share purchase warrants are exercisable over three years with the option to exercise at $0.60 expiring on November 22, 2007, the option to exercise at $0.80 expiring on November 22, 2008 and the option to exercise at $1.00 expiring on November 22, 2009.

(ii)

In May 2007, Rockwell completed a $60 million private placement financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70.

(iii)

In May 2007, the Company issued 5,772,000 broker warrants exercisable over two years at $0.70 expiring on May 9, 2009. Using a Black-Scholes option pricing model, the fair value of the 5,772,000 broker warrants granted in the amount of $1,693,197 (2008 $1,693,197) have been reflected in the consolidated balance sheet. The weighted-average assumptions used to estimate the fair value of warrants granted were an expected volatility of 97%, expected dividends of nil, expected life of 2 years and risk free rate of 4%.

(d)	Private placement, May 2007

In May 2007, Rockwell completed a $60 million financing of 116,007,154 million equity Units at $0.52 each with each Unit consisting of one common share and one share purchase warrant exercisable over two years at $0.70. All securities are subject to a four month hold period in Canada expiring September 10, 2007. In addition, the securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company paid cash commissions of $3,877,665, issued 1,093,440 common shares fair valued at $568,588 as compensation to agents as well as 5,772,000 broker warrants fair valued at $1,693,197 to the agents, bringing the total issued common shares to 117,100,594 and total commissions to $6,139,450.

(e)           Shares issued, November 2007

On November 30, 2007 the Company issued 7,848,663 Common Shares at a price of $0.78 per share for a total of $6,081,842, net of issue costs, and also issued 1,676,529 Common Shares at a share price of $0.78 per share for a total of $1,307,693 as finder fees relating to the Durnpike acquisition (note 7(b)).

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

(f)           Private Placement, January 2008

In January 2008 the Company completed a brokered private placement of 24,101,526 Common Shares at a price of $0.60 per share for total proceeds of $13,860,916, net of issue costs. The Company issued 500,000 Common Shares and paid a cash fee of $300,000 as finder’s fees relating to the private placement. All shares issued pursuant to the private placement are subject to a hold period expiring on March 31, 2008.

Proceeds from the financing were used to fund Rockwell’s diamond operations and new project evaluation and development.

(g)           Shares issued, March 2008

On March 1, 2008, the Company issued 14,285,715 common shares at a price of $0.55 per share for a total of $7,857,143 to increase its ownership of HCVW and Klipdam by 34%, resulting in a total interest holding of 85%, and thereby reducing the non-controlling interest of HCVW and Klipdam to 15% (note 7(b)).

12.	LOSS PER SHARE

		Nine months
	Year ended	ended	Year ended
	February 28,	February 29,	May 31,
(Number of common shares)	2009	2008	2007

Basic weighted average shares outstanding:	237,924,152	196,428,551	55,418,242
Weighted average shares dilution adjustments:
Dilutive stock options	–	–	–
Common share purchase warrants	–	–	–
Diluted weighted average shares outstanding	237,924,152	196,428,551	55,418,242

Weighted average shares dilution adjustments – exclusions(a)
Stock options	7,956,168	7,462,000	447,917
Common share purchase warrants	161,379,154	161,379,154	163,779,154

(a) These adjustments were excluded, as they were anti-dilutive. Diluted loss per share has not been presented separately on the Statement of Operations as the effect of outstanding options and warrants would be anti-dilutive.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

13.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances payable	As at	As at
	February 28, 2009	February 29,2008
Banzi Trading (h)	$–	$–
Jeffrey Brenner	7,890	–
Jakes Tyres (i)	5,498	49,604
Hunter Dickinson Services Inc. (a)	180,267	–
Current balances payable	$193,655	$49,604

Liberty Lane (l)	383,330	–

Long–term balances payable	$383,330	$–

Balances receivable
Hunter Dickinson Services Inc. (a)	$–	$78,504
Flawless Diamonds Trading House (g)	3,441,510	477,298
Banzi Trade 26 (Pty) Ltd (h)	19,547	33,744
Diacor CC (k)	29,668	3,888
	$3,490,725	$593,434

	Year ended	Nine Months	Year ended
Transactions	February 28	February 29	May 31
	2009	2008	2007

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$1,280,316	$863,861	$1,988,027
Euro-American Capital Corporation (b)	–	14,393	18,765
CEC Engineering (c)	26,904	39,766	187,225
John Bristow	–	–	115,320
Jeffrey B Traders CC (d)	–	52,740	141,318
Seven Bridges Trading (e)	–	57,952	55,534
Cashmere Trading (f)	18,808	353,736	43,357
Banzi Trade 26 (Pty) Ltd (h)	29,768	47,575	251,942
Jakes Tyres (i)	440,283	1,141,454	267,361
AA Van Wyk (j)	–	148,658	173,977
Diacor CC (k)	39,510	3,888	–

Sales rendered to:
Flawless Diamonds Trading House (g)	$34,330,078	$36,038,106	$10,085,536
Banzi Trade 26 (Pty) Ltd (h)	884	–	–

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

(b)

Euro-American Capital Corporation is a private company controlled by Rene Carrier, a former director of the Company, which provided management services to the Company at market rates for those services. Rene Carrier resigned as a director in November 2008.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)

Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provided management and specialized diamond marketing services to the Company at market rates.

(e)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(f)

Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(g)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(h)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with buildings materials at market rates.

(i)

Jakes Tyres is a private company with certain directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(j)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provided contract mining services at market rates.

(k)	Diacor CC is a private company of which H C van Wyk is a director from which the Company has purchased consumable materials at market rates.

(l)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

14.	INCOME TAXES

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates in 2009 of 30.75% (2008 – 33.5%, 2007 – 34.1%) for the following reasons:

	Year ended	Nine months ended	Year ended
	February 28	February 29	May 31
	2009	2008	2007

Loss before income taxes and
non-controlling interest	$(16,864,986)	$(1,006,849)	$(6,585,756)

Expected income tax recovery	$(5,186,000)	$(338,000)	$(2,324,000)
Difference in foreign tax rates	(253,000)	298,000	101,000
Permanent differences	1,232,000	1,200,000	309,000
Change in tax rate	671,000	440,000	–
Change in valuation allowance	(390,000)	(477,000)	1,409,433
Other non-deductible items	586,000	1,317,400	(131,206)

Net income tax expense (recovery)	$(3,340,000)	$2,440,400	$(635,773)

The estimated tax effect of the significant components within the Company’s future tax assets and liabilities are as follows:

	As at	As at	As at
	February 28	February 29	May 31
	2009	2008	2007

Future income tax asset (liability)
Resource allowances	$1,409,000	$1,938,000	$2,133,000
Loss carry forwards	4,767,000	3,559,000	3,824,000
Other	2,005,000	1,460,000	1,835,000
Total	8,181,000	6,957,000	7,792,000
Less: valuation allowance	(6,567,000)	(6,957,000)	(7,434,860)
	1,614,000	–	357,140
Mineral properties	(8,090,000)	(3,937,000)	(5,005,000)
Equipment	(5,650,000)	(8,493,100)	(7,331,000)
Net future tax asset (liability)	$(12,126,000)	$(12,430,100)	$(11,978,860)

At February 28, 2009, the Company had available for deduction against future taxable income non-capital losses in Canada of approximately $16,394,000 (2008 – $12,587,000, 2007 – $10,711,000). These losses, if not utilized, will expire in various years ranging from 2010 to 2029. Subject to certain restrictions, the Company also had Canadian resource expenditures of approximately $5,635,000 (2008 – $5,635,000; 2007 – $5,635,000), which are available to reduce taxable income in future years.

The Company has losses in South Africa of $2,000,000 (2008 – $ nil) which are available for deduction against future taxable income. These losses carry forward indefinitely.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

15.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mineral exploration and diamond mining sector. The Company's resource properties are currently only located in the Northern Cape region of the Republic of South Africa.

For the year ended
February 28, 2009	Canada	Chile	South Africa	Total
Revenue	$–	$–	$34,633,477	$34,633,477
Loss for the year	(5,590,213)	(135,528)	(7,250,221)	(12,975,962)
Total assets	575,275	–	105,787,141	106,362,416
Mineral property interests	–	–	28,894,477	28,894,477
Property, plant and	–	–	59,569,186	59,569,186
equipment

For the nine months
ended February 29, 2008	Canada	Chile	South Africa	Total
Revenue	$–	$–	$36,149,308	$36,149,308
Loss for the period	(3,393,226)	(92,767)	(5,917,035)	(9,403,028)
Total assets	4,002,546	70,133.	129,620,445	133,693,124
Mineral property interests	–	1	25,247,936	25,247,937
Property, plant and	–	–	64,831,636	64,831,636
equipment

For the year ended
May 31, 2007	Canada	Chile	South Africa	Total
Revenue	$–	$–	$10,103,328	$10,103,328
Loss for the year	(5,342,557)	(191,800)	(830,785)	(6,365,142)
Total assets	38,281,401	62,857.	91,262,125	129,606,383
Mineral property interests	–	1	24,121,854	24,121,855
Property, plant and	–	–	44,790,441	44,790,441
equipment

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

16.	BANK INDEBTEDNESS

The Company has an overdraft facility in the amount of ZAR28 million ($3.8 million) available for its operations (current balance $3.5 million). Current operating income is being used to service this facility. This facility has an interest cost of Prime (currently 11% per annum) plus 0.6% and have a notarial bond over assets of ZAR10 million ($1.3 million).

HC van Wyk Diamonds Ltd holds guarantees by the bank towards Eskom (Electricity Provider) of ZAR 1,225,300 ($154,886) and the Department of Minerals and Energy (DME) of ZAR 11,576,104 ($1,463,292) towards rehabilitation expenses.

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting measurement principles, practices and methods used in preparing these financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Mineral properties and deferred exploration costs

Under Canadian GAAP, the Company accounts for mineral properties as described in note 3(f).

In March 2004, the Emerging Issues Task Forces (“EITF”) reached a consensus in EITF 04-2 that mineral interests should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position (“FSP”) amending SFAS 141 and SFAS 142, “Goodwill and Other Intangible Assets”, to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted based on their substance.

In March 2004, in EITF 04-3 “Mining Assets: Impairment and Business Combinations”, the EITF reached a consensus that an entity should include the cash flows associated with value beyond proven and probable reserves in estimates of future cash flows (both undiscounted and discounted) used for determining whether a mining asset is impaired under Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Under U.S. GAAP, the recoverability of capitalized mineral properties exploration expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral properties exploration expenditures are expenses as incurred. As the Company does not have reports on proven and probable reserves on any of its mineral properties, all exploration expenditures incurred, other than its acquisition costs, and its other mineral properties have been expensed as incurred.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated balance sheets would be as follows:

		2009			2008
	Balance,		Balance,	Balance,		Balance,
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP

Current assets	$15,099,971	$–	$15,099,971	$38,596,562	$–	$38,596,562
Property, plant
and equipment	59,569,186	–	59,569,186	64,831,636	–	64,831,636
Other assets and
deposits	139,140	–	139,140	3,200,112	–	3,200,112

Reclamation
deposits	2,659,642	–	2,659,642	1,816,877	–	1,816,877

Mineral property	28,894,477	–	28,894,477	25,247,937	(1)	25,247,936
	$106,362,416	$–	$106,362,416	$133,693,124	$(1)	$133,693,123

Current liabilities	$14,462,800	$–	$14,462,800	$12,502,301	$–	$12,502,301
Long-term
liabilities	19,596,581	–	19,596,581	22,141,468	–	22,141,468
Non-controlling
interest	1,882,009	–	1,882,009	11,934,548	–	11,934,548
Shareholders'
equity	70,421,026	–	70,421,026	87,114,807	(1)	87,114,806
	$106,362,416	$–	$106,362,416	$133,693,124	$(1)	$133,693,123

The impact of the differences between Canadian GAAP and US GAAP on the statements of operations and deficit would be as follows:

	2009	2008	2007
Loss for the year, Canadian GAAP	$(12,975,962)	$(9,403,028)	$(6,365,142)
Write-down of mineral property interests	–	–	–
Loss for the year, US GAAP	$(12,975,962)	$(9,403,028)	$(6,365,142)
Basic and diluted loss per share, US GAAP	$(0.05)	$(0.05)	$(0.11)
Weighted average number of common shares outstanding,
US GAAP	237,924,152	196,428,551	55,418,242

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

The impact of the differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

	2009	2008	2007
Cash used in operating activities, Canadian GAAP	$(2,620,351)	$6,712,681	$(7,733,373)
Proceeds from sale of marketable securities	–	–	–
Cash used in operating activities, US GAAP	(2,620,351)	6,712,681	(7,733,373)

Cash provided by (used in) investing activities, Canadian
GAAP	(10,468,048)	(20,433,978)	(35,400,108)
Purchase of marketable securities	–	–	–
Proceeds from sale of marketable securities	–	–	–
Cash provided by investing activities, US GAAP	(10,468,048)	(20,433,978)	(35,400,108)

Cash provided by financing activities, Canadian GAAP and US
GAAP	(2,537,641)	718,768	75,567,827
Reclassification of bank advances	-	–	529,308
Cash provided by financing activities, US GAAP	(2,537,641)	718,768	76,097,135

Increase (decrease) in cash and equivalents during the year	(15,626,040)	(13,002,529)	32,963,654
Cash and equivalents, beginning of year	19,623,847	32,626,376	192,031
Cash and cash equivalents, end of period	3,997,807	19,623,847	33,155,685

Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. In certain circumstances US GAAP requires that bank advances be reported as financing cash flows. As a result, under US GAAP, the total decrease in cash and cash equivalents at the end of the period would decrease by $Nil (2008 -$Nil; 2007 Increase by $529,308).

Stock based compensation

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123R requires the Company to estimate future forfeitures. Prior to adoption of SFAS 123R, the Company's accounting for stock based compensation for US GAAP purposes was consistent with that used for Canadian GAAP. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP.

Based on the Company's historical stock option forfeiture rates, the expense that would be recognized for US GAAP purposes under SFAS 123R is not materially different from that recorded for Canadian GAAP purposes.

Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

were no significant differences between enacted and substantively enacted tax rates for the periods presented.

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, was adopted by the Company on June 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

Impact of recent United States accounting pronouncements:

(i)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, (“SFAS 141(R)”). SFAS 141(R) amends the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. It expands the definition of a business and a business combination; requires recognition of assets acquired, liabilities assumed, and contingent consideration at their fair value on the acquisition date; requires acquisition-related expenses and restructuring costs to be recognized separately from the business combination and expensed as incurred; requires in- process research and development to be capitalized at fair value as an intangible asset; and requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for the Company’s 2010 fiscal year. Therefore, Company will apply SFAS 141(R) prospectively to all business combinations subsequent to March 1, 2009.

(ii)

In February 2008, the FASB issued FASB Staff Position ("FSP") SFAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP SFAS 157-2"). FSP SFAS 157-2 delays the effective date of SFAS No. 157, "Fair Value Measurements" ("SFAS 157") to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. As a result of adoption of FSP SFAS 157-2, the Company adopted SFAS 157 for nonfinancial assets and non-financial liabilities in effective March 1, 2008. However, SFAS 157 did not result in any material measurement impact on the consolidated financial statements.

(iii)	SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities –

Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. The Company elected not to apply the fair value option.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

(iv)

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the non- controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the controlling and non-controlling interests and requires the separate disclosure of income attributable to controlling and non-controlling interests. SFAS 160 is effective for the Company’s 2009 fiscal year. The Company is currently evaluating the impact of adoption of SFAS No. 160 but does not expect adoption to have a material impact on results of operations, cash flows or financial position, although it will result in certain retrospective adjustments including the presentation of non-controlling interest as a component of shareholders’ equity.

(v)

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for the Company’s 2010 fiscal year. The Company is currently evaluating the impact of adoption of SFAS No. 161 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

(vi)

In May 2008, the FASB issued FSP Accounting Principles Board ("APB") 14-1 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1"). FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability and equity components of those instruments by allocating the proceeds from the issuance between the liability component and the embedded conversion option. This standard is effective for the Company’s 2010 fiscal year. The Company is currently reviewing the provisions of this standard.

(vii)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

(viii)

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities ("FSP EITF 03-6-1"). FSP EITF 03-6-1 provides that unvested share-based payment awards that contain non-forfeitable rights to dividends are participating securities and should be included in the computation of earnings per share pursuant to the two-class method. FSP

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

EITF 03-6-1 is effective for the Company’s 2010 fiscal year. The Company is currently reviewing the provisions of this standard but does not expect the adoption of FSP EITF 03-6-1 to have a material effect on its consolidated results of operations, cash flows or financial position

(ix)

In June 2008, the FASB issued EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5"). EITF 07-5 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock for purposes of determining whether the appropriate accounting treatment falls under the scope of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities" and/or EITF 00-19, "Accounting For Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". EITF 07-5 is effective for financial statements issued for the Company’s 2010 fiscal year. The Company is currently reviewing the provisions of this standard but does not expect the adoption of EITF 07-5 to have a material effect on its consolidated results of operations, cash flows or financial position.

(x)

In May 2009, the FASB issued SFAS No. 165, Subsequent Events (“SFAS No. 165”). This new standard is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.

In particular, this Statement sets forth: (a) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; (c) The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

This Statement is effective for interim and annual periods ending after June 15, 2009. The Company is currently evaluating the impact of adoption of SFAS No. 165 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.

(xi)

On April 25, 2008, the FASB issued a FASB Staff Position (FSP) “Determination of the Useful Life of Intangible Assets” that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), Business Combinations, and other U.S. generally accepted accounting principles (GAAP). FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and is effective for the Company’s 2010 fiscal year. Management has not determined the effect that adopting this statement would have on the Company’s financial position, cash flows or results of operations.”

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the year ended February 28, 2009, the nine months ended February 29, 2008 and the year ended May 31, 2007
(Expressed in Canadian Dollars unless otherwise stated)

18.	CONTINGENCIES

In connection with the acquisition of Saxendrift in note 7(a), one of the assets purchased from Trans Hex, with a carrying value of $6,257,000 is the subject of a dispute between Trans Hex and a third party, which claims ownership in a certain plant. Although the Company is not subject to this dispute and cannot determine the likelihood of the outcome, the Company has a warranty claim with Trans Hex should the third party be successful with its claim against Trans Hex.

During the first quarter of 2008, pursuant to an amending agreement to the Midamines Agreement, the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331). As part of such amending agreement, Midamines waived its right to payment of the abovementioned US$1,200,000 royalty payment on December 31, 2007. Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike cancelled the Midamines Agreement and claimed damages.

Midamines has subsequently disputed Durnpike’s entitlement to cancel the Midamines Agreement and has demanded payment of US$1,200,000 as well as other amounts which have not yet been particularised. Midamines has threatened to refer the dispute to arbitration and to join Rockwell as party thereto, but no formal referral to arbitration has as yet been forthcoming (refer note 7(c)).

19.	SUBSEQUENT EVENTS

	(a)	Outstanding Niewejaarskraal mining rights

On April 11th, 2008 all the conditions precedent to the Saxendrift acquisition had been met, however the Niewejaarskraal new mining order rights are still outstanding and are subject to the approval of the South African Department of Minerals and Energy.

	(b)	Warrants expired and share options granted subsequent to February 28, 2009

Subsequent to February 28, 2009, 5,772,000 broker warrants and 116,007,154 share purchase warrants expired unexercised (note 11(c)). No additional share options have been granted subsequent to year end.